Mail Stop 3561

January 24, 2008

Anthony Brausen
Chief Accounting Officer
The Mosaic Company
Suite E490
3033 Campus Drive
Plymouth, Minnesota 55441

>   **Re: The Mosaic Company**
>   **File No. 001-32327**
>   **Form 10-K: For the Fiscal Year Ended May 31, 2007**
>   **Form 10-Q: For the Quarterly Period Ended August 31, 2007**

Dear Mr. Brausen:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Michael Fay
                                        Branch Chief